Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

July 20, 2015

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File No. 333-205100)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on July 9, 2015 regarding the Fund’s Registration Statement on Form N-14 filed on June 19, 2015 (the “Filing”).

1.	Comment: Please confirm that the information missing from the Filing will be included in a subsequent filing.

Response: The July 20, 2015 485(b) filing includes the information that was not available at the time of the Filing.

2.	Comment: Please improve the readability of the Annual Fund Operating Expenses table on page 2 of the Information Statement/Prospectus by providing the information for each Class of the Series in a column, as opposed to a row.

Response: Accepted. The table has been reformatted.

3.	Comment: In the capitalization table on page 8 of the Information Statement/Prospectus and in the Pro Forma Condensed Combined Statement of Assets and Liabilities on page 5 of the Statement of Additional Information, please include a pro forma adjustment for the estimated reorganization costs with a footnote describing the adjustment.

Response: The Information Statement/Prospectus and Statement of Additional Information have been revised to reflect the fact that the Advisor will pay the costs of the reorganization. The comment is, therefore, no longer applicable.

4.	Comment: In the Notes to the Pro Forma Condensed Combined Financial Statements, please include a note regarding the allocation and the estimated amount of the reorganization costs.

Response: Accepted. The requested information has been added in Note 7.

5.	Comment: On the front cover page of the Information Statement/Prospectus, please indicate that the Series will receive an opinion of counsel to the effect that the reorganization will not result in income, gain or loss being recognized by the Series or their shareholders for federal income tax purposes.

Response: Declined. Item 1(b)(3) of Form N-14 requires that a statement summarizing the proposed transaction be included on the front cover page of the Information Statement/Prospectus, and the Fund does not believe that the requested disclosure is necessary to summarize the proposed transaction.

6.	Comment: In the Synopsis section of the Information Statement/Prospectus, please explain why the Target 2010 Series, as opposed to the Advisor, will pay the costs of the reorganization.

Response: The Information Statement/Prospectus has been revised to reflect the fact that the Advisor will pay the costs of the reorganization. The comment is, therefore, no longer applicable.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Fund’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Fund will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg

Jodi L. Hedberg

Corporate Secretary

cc:	Ashley Vroman-Lee, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, LLC